Exhibit 99.1

GDF SUEZ wins bid for the privatisation

of Turkey’s third largest distributor of natural gas

Izmit, 14th August 2008 - GDF SUEZ has won its bid for the privatisation of Izgaz, a Turkish company distributing and retailing natural gas, for the sum of 232 million dollars. Owned so far by Izmit city council, Izgaz is Turkey’s third largest distributor of natural gas, after distributors located in Istanbul and Ankara.

This acquisition is submitted to the approval of the competition authorities and the regulator in Turkey. GDF SUEZ will own 90% of Izgaz capital at the end of the deal.

Izgaz distributes and retails gas to 200,000 customers located in the region of Kocaeli, 80 km east of Istanbul, selling 1.7 billion cubic metres of gas a year.

With its 71 million inhabitants and sustained economic growth, Turkey represents a significant development potential for GDF SUEZ and will enable the Group to strengthen its foothold in Turkey, where the company already owns Baymina gas-fired power station in the region of Ankara (770 MW). In June 2008, GDF SUEZ and Mimag-Samko signed a memorandum of understanding relating to the development, construction and exploitation of a thermal power plant with an installed capacity of between 800 MW and 1300 MW.

Since 2001, GDF SUEZ has gained experience in the development, construction and exploitation of assets in Turkey. This latest acquisition places GDF SUEZ among the Turkish energy sector’s biggest local and international investors.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact:	Investor Relations contact:

Tel: +33 (0)1 47 54 24 35	Tel: +33 (0)1 40 06 64 89
E-Mail: press@gdfsuez.com	E-Mail: arnaud.erbin@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com